Exhibit 99.1

GOLD ROYALTY CORP.

(the “Company”)

Annual General Meeting June 16, 2025

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general meeting of the Company held on June 16, 2025 (the “Meeting”) and the outcome of such votes.

Description of Matter	Votes For	Votes Against
1. Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:
a. David Garofalo	56,716,390	8,894,966
b. Warren Gilman	58,246,426	7,364,930
c. Ken Robertson	56,472,581	9,138,775
d. Alan Hair	56,034,682	9,576,674
e. Karri Howlett	56,819,853	8,791,503
f. Angela Johnson	56,535,844	9,075,512

	Votes For	Votes Withheld
2. PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company’s auditor for the ensuing year and the Company’s board of directors was authorized to fix the remuneration to be paid to the auditor.	82,096,854	4,038,527

Date: June 16, 2025